UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 16, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 16, 2011		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated November 16, 2011

4

Exhibit 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS MID-YEAR RESULTS

Montreal, Quebec. November 16, 2011- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 61 luxury jewelry stores across Canada, Florida and Georgia, reported results for the twenty-six week period ended September 24, 2011.

For the 26 Weeks Ended September 24, 2011 compared to the 26 Weeks Ended September 25, 2010

•	Net sales increased 16.8% to $129.9 million from $111.2 million in the prior-year period;

•	Comparable store sales were up 6% as compared to the prior-year period;

•	Gross profit margin grew by 160 basis points over the prior-year period; and

•	The net loss for the period decreased by $3.9 million or $0.35 per share to $5.6 million, or $0.49 per share, from a net loss of $9.5 million, or $0.84 per share, in the prior-year period.

Six-Month Fiscal 2012 Results

Net sales for the 26-week period ended September 24, 2011 increased 16.8% to $129.9 million from $111.2 million for the 26-week period ended September 25, 2010. The increase in reported net sales for the current 26-week period is primarily attributable to comparable store sales growth of 6%, $4.9 million of higher sales generated from a new store opening net of $1.5 million of lower sales associated with the closure of four stores and $4.3 million of higher sales associated with foreign currency translation of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The comparable store sales increase of 6% reflects a 4% comparable store sales increase in Canada and a 9% increase in the U.S. The increase in comparable store sales in both Canada and the U.S. is primarily attributable to an increase in the Company’s average sale as well as an increase in sales transactions in the U.S.

Gross profit was $57.6 million, or 44.3% of net sales in the first six months of fiscal 2012, as compared to $47.5 million, or 42.7% of net sales, in the prior year period. The 160 basis point increase was primarily attributable to retail price increases and a reduction in promotional pricing activities.

Selling, general and administrative expenses (“SG&A”) for the period were $55.2 million, or 42.5% of net sales, as compared to $48.6 million, or 43.7% of net sales, in the prior-year period. The $6.6 million increase in SG&A was primarily attributable to $1.9 million of higher expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar and $4.7 million of higher operating expenses primarily due to increased compensation expenses, rent and credit card fees related to higher sales, gross margin and operating profits, increased spending on marketing as well as expenses related to expanding the distribution of the Birks product brand through international channels.

Inventory totaled $146.0 million at September 24, 2011, as compared to $140.8 million at September 25, 2010, an increase of $5.2 million or 3.7%. The Company’s inventory is higher than last fiscal year due primarily to increased costs of precious metals, diamonds and Swiss timepieces, a higher level of inventory associated with the opening of the Company’s new Rolex store, partially offset by the impact of the Company’s closure of four store locations since September 25, 2010.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “During the first half of the fiscal year we continued to generate strong improvements in our performance even during the continuing uncertain economic environment. We are encouraged by the progress we have achieved in executing our merchandising and marketing strategies resulting in improved sales, gross margin and operating profit so far this year and will continue to focus on generating increases in sales and gross profits throughout the holiday season in order to return the Company to profitability. In addition, we plan to continue to control expenses, manage the level and productivity of our inventory, and limit capital expenditures while continuing to focus on providing superior customer service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 24, 2011, is scheduled for today, November 16, 2011 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-800-946-0706 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-457-2646 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on November 23, 2011 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 2349057.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of October 31, 2011, we operated 32 stores under the Birks brand in most major metropolitan markets of Canada, 26 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to increase sales and gross profits, manage the level and productivity of its inventory, control expenses, and limit capital expenditures while focusing on providing superior customer service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2011 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 24, 2011	Twenty-six Weeks Ended September 25, 2010

Net sales	$129,894	$111,212
Cost of sales	72,334	63,761

Gross profit	57,560	47,451

Selling, general and administrative expenses	55,204	48,606
Depreciation and amortization	2,348	2,703

Total operating expenses	57,552	51,309

Operating income (loss)	8	(3,858)
Interest and other financial costs	5,586	5,656

Loss before income taxes	(5,578)	(9,514)
Income tax expense	23	24

Net loss	$(5,601)	$(9,538)

Weighted average common shares outstanding:
Basic and diluted	11,391	11,390

Net loss per common share:
Basic and diluted	$(0.49)	$(0.84)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 24, 2011	September 25, 2010

ASSETS
Current Assets:
Cash and cash equivalents	$4,337	$2,928
Accounts receivable	7,235	7,671
Inventories	146,032	140,803
Assets held for sale	—	924
Prepaids and other current assets	2,931	2,692

Total current assets	160,535	155,018

Property and equipment	24,842	26,265
Intangible assets	981	1,029
Other assets	2,594	2,003

Total non-current assets	28,417	29,297

Total assets	$188,952	$184,315

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$73,847	$74,233
Accounts payable	44,977	39,646
Accrued liabilities	9,771	6,440
Current portion of long-term debt	3,953	6,372

Total current liabilities	132,548	126,691

Long-term debt	47,473	44,746
Other long-term liabilities	3,753	3,995

Total long-term liabilities	51,226	48,741

Stockholders’ Equity:
Common stock	60,896	60,895
Additional paid-in capital	15,790	15,733
Accumulated deficit	(77,187)	(73,378)
Accumulated other comprehensive income	5,679	5,633

Total stockholders’ equity	5,178	8,883

Total liabilities and stockholders’ equity	$188,952	$184,315